                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*




                         The Fresh Juice Company, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                  358 033 108
                    -----------------------------------------
                                 (CUSIP Number)

                           Charles I. Weissman, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                          919 Third Avenue, 20th Floor
                            New York, New York 10022
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 14, 1998
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    Page 1 of 8 sequentially numbered pages


            Exhibit Index Appears at sequentially numbered Page 6.

                                                           SCHEDULE 13D

---------------------------------------------                                                           ---------------------------
CUSIP NO.  358033108                                                                                          PAGE 2 OF 8 PAGES
---------------------------------------------                                                           ---------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          SARATOGA BEVERAGE GROUP, INC.
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                            (a)[ ]
                                                                                                                         (b)[x]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
          WC
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

-------------------------------------- ----- ---------------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER  914,900
  SHARES        ----- --------------------------------------------------------------------------------------------------------------
ENEFICIALLY      8    SHARED VOTING POWER  3,438,597
 OWNED BY       ----- --------------------------------------------------------------------------------------------------------------
   EACH          9    SOLE DISPOSITIVE POWER  914,900
 REPORTING      ----- --------------------------------------------------------------------------------------------------------------
  PERSON         10   SHARED DISPOSITIVE POWER  0
   WITH
-------- ---------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           4,353,497
-------- ---------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                           [ ]

-------- ---------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   67.3%


-------- ---------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
                  CO

-------- ---------------------------------------------------------------------------------------------------------------------------

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.


                              Page 2 of 8 Pages

                                                            SCHEDULE 13D

---------------------------------------                                                           -----------------------------
CUSIP NO.   358033108                                                                                    PAGE 3 OF 8 PAGES
---------------------------------------                                                           -----------------------------
------ ------------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

             ROBIN PREVER

------ ----------------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                              (a) [ ]
                                                                                                                        (b) [x]

------ ----------------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY


------ ----------------------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
       PF

------ ----------------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

------ ----------------------------------------------------------------------------------------------------------------------------
        6    CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES

---------------- ----- ------------------------------------------------------------------------------------------------------------
   NUMBER OF       7    SOLE VOTING POWER   1,000
    SHARES       ----- ------------------------------------------------------------------------------------------------------------
 BENEFICIALLY      8    SHARED VOTING POWER
   OWNED BY      ----- ------------------------------------------------------------------------------------------------------------
     EACH          9    SOLE DISPOSITIVE POWER  1,000
   REPORTING     ----- ------------------------------------------------------------------------------------------------------------
    PERSON        10   SHARED DISPOSITIVE POWER
     WITH
------ ----------------------------------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,000
------ ----------------------------------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                            [ ]

------ ----------------------------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                  0.02%

------ ----------------------------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)
                      IN
------ ----------------------------------------------------------------------------------------------------------------------------


                INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
               TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE
                         AND THE SIGNATURE ATTESTATION.

                               Page 3 of 8 Pages

                          SCHEDULE 13D AMENDMENT NO. 1
                         THE FRESH JUICE COMPANY, INC.

         This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of March 18, 1998 (the "Schedule 13D") filed by Saratoga Beverage Group, Inc. ("Saratoga") and Robin Prever (collectively, the "Reporting Persons") relating to the common stock, par value $.01 per share (the "Common Stock"), of The Fresh Juice Company, Inc. (the "Issuer"). The address of the Issuer is 280 Wilson Avenue, Newark, New Jersey 07105. Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is amended to read in its entirety as follows:

         Saratoga has entered into an Agreement and Plan of Merger dated as of August 14, 1998 (the "Merger Agreement") with the Issuer and a wholly-owned subsidiary of Saratoga, Rowale Corp., pursuant to which Rowale Corp. will be merged into the Issuer (the "Merger"). Subsequent to the Merger, the Issuer will be operated as a wholly owned subsidiary of Saratoga. Pursuant to the terms of the Merger Agreement, Saratoga will purchase the shares of the Common Stock for $3.35 per share in cash ($21.8 million in the aggregate). The summary of the Merger Agreement is qualified in its entirety by the copy of the Merger Agreement which is attached hereto as Exhibit A and incorporated herein by reference.

         The Issuer and Saratoga have also entered into a Voting, Standstill and Proxy Agreement dated as of August 14, 1998 (the "Voting Agreement") whereby certain stockholders who are directors or officers of the Issuer (the "Voting Agreement Stockholders"), and collectively own approximately 53% of the Common Stock of the Issuer, have agreed to vote in favor of the Merger, the Merger Agreement and the transactions contemplated thereby. In addition, the Voting Agreement provides Saratoga with a proxy to vote approximately 53% of the Common Stock of the Issuer in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, in the event that the Voting Agreement Stockholders fail to do so. The Voting Agreement expires if the Merger Agreement is terminated. The summary of the Voting Agreement is qualified in its entirety by the copy of the Voting Agreement which is attached hereto as Exhibit B and incorporated herein by reference.

                  Although there can be no assurance that the Merger will be completed, the parties expect, subject to the satisfaction of all conditions, to consummate the Merger during the fourth quarter of this calendar year. Under certain conditions, if the Merger Agreement is terminated or the Merger is not consummated, either the Issuer or Saratoga, depending on the circumstances, may be entitled to a fee as liquidated damages.

         Saratoga or its affiliates may acquire shares of Common Stock of the Issuer on the open market prior to the Merger, subject to the limitations on set forth in Section 203 of the Delaware General Corporation Law. Saratoga has requested permission from the Issuer to acquire up to 1,200,000 shares of Common Stock outside of the Merger Agreement, including the 914,900 shares of Common Stock listed in items (7), (9) and (11) of Saratoga's cover page of the
Schedule 13D. Any such additional shares of Common Stock would be acquired on the open market prior to October 31, 1998. Saratoga has no obligation to, and may determine not to, acquire any additional shares of Common Stock on the open market.


                              Page 4 of 8 Pages

         Except as discussed above and in Item 6, Saratoga has no plans or proposals which would relate to or result in any of the matters described in Paragraphs (a)-(j) of this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         See the information contained in items (7) - (10), (11) and (13) of the cover pages of the Schedule 13D for a description of the aggregate number of and percentage of outstanding Shares beneficially owned by the Reporting Persons with respect to which each of the Reporting Persons has sole voting and disposition power.

         Pursuant to the Voting Agreement, Saratoga shares with the Voting Agreement Stockholders, the power to vote 3,438,597 shares of Common Stock of the Issuer in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, in the event that the Voting Agreement Stockholders fail to do so. Except as set forth in the preceding sentence, the Voting Agreement Stockholders retain the sole power to vote and direct the voting of 3,438,597 shares of Common Stock of the Issuer owned by them. Under the Voting Agreement, the Voting Agreement Stockholders have agreed (except in accordance with the Merger Agreement) not to sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, 3,438,597 shares of Common Stock of the Issuer owned by them. However, Saratoga does not have any power to dispose and direct the disposition of 3,438,597 shares of Common Stock of the Issuer.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the Reporting Persons is based on 6,467,731 outstanding shares of Common Stock on May 31, 1998 as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended May 31, 1998.

         Attached as Schedule A is a description of the transactions in the Shares that were effected by Saratoga in the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is supplemented by the descriptions of the Merger Agreement and the Voting Agreement provided in Item 4 above.

         Except as described above and in the Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to the Shares.


                              Page 5 of 8 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (a) Exhibit A: Agreement and Plan of Merger dated as of August 14, 1998, among Saratoga Beverage Group, Inc., Rowale Corp. and The Fresh Juice Company, Inc. and exhibits thereto.

         (b) Exhibit B: Voting, Standstill and Proxy Agreement dated as of August 14, 1998, among The Fresh Juice Company, Inc., certain stockholders of The Fresh Juice Company, Inc. and Saratoga Beverage Group, Inc.


                              Page 6 of 8 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated:  August 27, 1998

                         Saratoga Beverage Group, Inc.



                         By:   /s/ Robin Prever
                            -------------------------------------------
                         Name:  Robin Prever
                         Title: Chief Executive Officer



                         /s/ Robin Prever
                         ----------------------------------
                         Robin Prever



                              Pages 7 of 8 Pages

                                   SCHEDULE A

    PURCHASES OF SHARES OF COMMON STOCK WITHIN THE LAST 60 DAYS BY SARATOGA

------------------------ ---------------------- ---------------------- ---------------------- ----------------------
                           NUMBER OF                   PRICE
         DATE               SHARES                   PER SHARE               COMMISSION                VALUE
         ----               -----                    ---------               ----------                -----
------------------------ ---------------------- ---------------------- ---------------------- ----------------------
        8/18/98                  9,999               $2.9375                $624.94                $29,997.00

------------------------ ---------------------- ---------------------- ---------------------- ----------------------

        8/18/98                  4,000               $2.96875               $125.00                $12,000.00

------------------------ ---------------------- ---------------------- ---------------------- ----------------------

        8/18/98                 14,501               $3.00                  $  0.00                $43,503.00

------------------------ ---------------------- ---------------------- ---------------------- ----------------------













                              Page 8 of 8 Pages